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                         UNITED STATES               Expires: August 31, 1999
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                           FIRST PRIORITY GROUP, INC.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $0.15 par value
                          ------------------------------
                         (Title of Class of Securities)


                                  335 914 20 6
                              ---------------------
                                 (CUSIP Number)


                              Mr. Anthony Kirincic
                              Kirlin Holding Corp.
                        6901 Jericho Turnpike, Suite 220
                             Syosset, New York 11791
                           Telephone: (516 ) 393-2500
                         --------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 4, 1996
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 2 of 10 Pages
----------------------------                  ---------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Kirlin Holding Corp.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                       (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)
                                                                            |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  800,000 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   372,390 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    800,000 Shares
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  372,390 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,172,390 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                          |X|
          See Item 5
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.52%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 3 of 10 Pages
----------------------------                  ---------------------------------
-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony J. Kirincic
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|


-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                           |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  611,500 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     611,500 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   0 Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          611,500 Shares
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                        |X|
                   See Item 5
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.09%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                  --------------------------------
CUSIP No.  597 413 10 3                         Page 4 of 10 Pages
-----------------------------                  --------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          David Lindner
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)
                                                                          |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                   482,500 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     482,500 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 Shares
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          482,500 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           |x|
     See Item 5
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.60%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                                                     Page 5 of 10 Pages
Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $0.15 par value, ("Common Stock") of First Priority Group, Inc. ("Issuer"), a New York corporation, whose principal executive offices are located at 51 Bethpage Road, Plainview, New York 11803. The percentage of beneficial ownership in this statement is based upon 8,331,800 shares of Common Stock outstanding as of April 13, 1999, which number was obtained from Issuer's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission ("Commission").

Item 2. Identity and Background

     (a) This statement is filed on behalf of (i) Kirlin Holding Corp., a Delaware corporation ("Kirlin Holding"), (ii) Anthony Kirincic and (iii) David Lindner. Kirlin Holding is a holding company engaged in securities brokerage and trading and investment and merchant banking, primarily through Kirlin Securities, Inc. ("Kirlin Securities"), its principal operating subsidiary. The principal office of Kirlin Holding is 6901 Jericho Turnpike, Suite 220, Syosset, New York 11791.

     (b) The business address of each of Messrs. Kirincic and Lindner is 6901 Jericho Turnpike, Suite 220, Syosset, New York 11791.

     (c) Anthony Kirincic is the President and a director of both Kirlin Holding and Kirlin Securities. David Lindner is the Chairman and Chief Executive Officer of both Kirlin Holding and Kirlin Securities.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both Messrs. Kirincic and Lindner are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On August 1, 1995, Kirlin Securities and the Issuer entered into an Investment Banking Agreement pursuant to which Kirlin Securities and its designees were entitled, in consideration for services provided under the Agreement, to receive warrants to purchase an aggregate of 750,000 shares of Common Stock ("Investment Banking Warrant"). The designees of the Investment Banking Warrant included Kirlin Securities, Anthony Kirincic and David Lindner (See Item 5 for a description of same).

                                                              Page 6 of 10 Pages

     Kirlin Holding purchased 800,000 shares of Common Stock from the Issuer in the Issuer's private offering in December 1995 ("1995 Offering") for aggregate purchase price of $400,000. Kirlin Holding used available working capital to make such purchase. Kirlin Securities acted as the placement agent for the 1995 Offering. Kirlin Securities and its designees were entitled to receive warrants to purchase an aggregate of 100,000 shares of Common Stock ("1995 Offering Warrant"). The designees of the 1995 Offering Warrant included Kirlin Securities, Anthony Kirincic and David Lindner (See Item 5 for a description of same).

     Kirlin Securities also owns, as of May 11, 1999, 32,390 shares of Common Stock in its trading account from which it paid an average price of $1.54 per share or an aggregate of $49,880. Kirlin Securities used available working capital to make such purchases.

     In addition to being allocated a portion of the Investment Banking Warrant and 1995 Offering Warrant described above, Mr. Kirincic used personal funds to purchase 101,250 shares of Common Stock and 63,750 warrants for an aggregate purchase price of $274,387.50. Mr. Kirincic's spouse purchased 211,500 shares for an aggregate of $350,837.50 using personal funds.

     In addition to being allocated a portion of the Investment Banking Warrant and 1995 Offering Warrant described above, Mr. Lindner used personal funds to purchase 193,750 shares of Common Stock and 63,750 warrants for an aggregate purchase price of $400,262.50.

Item 4. Purpose of Transactions

     The securities specified in Item 3 were either acquired in connection with compensation payable for services to the Issuer or were acquired in order to obtain an equity position in the Issuer for investment purposes. Each Reporting Person may acquire or dispose of additional shares of the Issuer, but do not presently intend to do so, although this intention may change depending upon market conditions. Except as described below, none of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above. The Reporting Persons are not in agreement with the Issuer with respect to Issuer's adoption in December 1998 of certain anti-takeover measures (e.g., adoption of a rights plans, elimination of right of shareholders to call a special meeting, creation of a classified board), and although none of the Reporting Persons have

                                                              Page 7 of 10 Pages

any current plans to do so, they may in the future take action to encourage the amendment or elimination of such anti-takeover measures. In addition, each of the Reporting Persons have also disagreed with other actions and positions taken by the board of directors of the Issuer and although none of the Reporting Persons have any current plans to do so, may in the future try to encourage or effect a change in the current composition of the board of directors of Issuer.

Item 5. Interest in Securities of the Issuer

     (a) Kirlin Holding beneficially owns 1,172,390 shares of Common Stock (or 13.52% of the Issuer's outstanding Common Stock). Such amount includes a 1995 Offering Warrant to purchase 40,000 shares and an Investment Banking Warrant to purchase 300,000 shares of Common Stock held by Kirlin Securities. In addition, such amount includes 32,390 shares owned by Kirlin Securities as of May 11, 1999 and held in its trading account (which amount may fluctuate on a day-to-day basis).

     Mr. Kirincic beneficially owns 611,500 shares of Common Stock (or 7.09% of the Issuer's outstanding Common Stock). Such amount includes 221,500 shares purchased by his spouse which Mr. Kirincic is deemed to beneficially own. Such amount also includes a 1995 Offering Warrant to purchase 30,000 shares of Common Stock, an Investment Banking Warrant to purchase 195,000 shares of Common Stock and a warrant to purchase 63,750 shares of Common Stock purchased in the Issuer's private offering in December 1997 ("December 1997 Warrant").

     Mr. Lindner beneficially owns 482,500 shares of Common Stock (or 5.60% of the Issuer's outstanding Common Stock). Such shares include a 1995 Offering Warrant to purchase 30,000 shares of Common Stock, an Investment Banking Warrant to purchase 195,000 shares of Common Stock and a December 1997 Warrant to purchase 63,750 shares of Common Stock.

     (b) Kirlin Holding has the sole power to vote and dispose of 800,000 shares of Common Stock and, by virtue of it being the sole stockholder of Kirlin Securities, the shared power to vote and dispose of the 372,390 shares of Common Stock underlying the warrants and the shares held in the trading account owned by Kirlin Securities described in (a) above, for which Kirlin Securities nominally has voting and dispositive power.

     Mr. Kirincic and his spouse have the sole power to vote and dispose of the shares owned by them.

     Mr. Lindner has the sole power to vote and dispose of the shares owned by him.

     Anthony Kirincic is the President and a Director of Kirlin Holding and Kirlin Securities and he beneficially owns 25.2% of the outstanding common stock of Kirlin Holding. David Lindner is the Chairman and Chief Executive Officer of Kirlin Holding and Kirlin Securities and he beneficially owns 25.2% of the outstanding common stock of Kirlin Holding. Accordingly, although individually neither of Messrs. Kirincic or Lindner control Kirlin Holding, if they were to act together, they would control Kirlin Holding. If they act together to exercise control over Kirlin Holding they could be deemed to share voting and dispositive power over the shares owned directly by Kirlin Holding and Kirlin Securities, or an aggregate of 1,172,390 additional shares each. Accordingly, Mr. Kirincic would then be deemed to own 1,783,890 shares of Common Stock (19.90% of the Issuer's outstanding Common Stock) and Mr. Lindner would be

                                                              Page 8 of 10 Pages

deemed to beneficially own 1,654,890 shares of Common Stock (18.47% of the Issuer's outstanding Common Stock). Both Messrs. Kirincic and Lindner disclaim beneficial ownership of the shares beneficially owned by Kirlin Holding or Kirlin Securities.

     (c) Kirlin Securities currently owns 32,390 shares in its trading account. Kirlin Securities, as a broker-dealer, engages in regular day-to-day trading relating to the maintenance of a secondary market for the Issuer's Common Stock. In connection with such regular trading activity, from the period commencing March 15, 1999 through May 11, 1999, Kirlin Securities purchased 234,640 shares of Common Stock of the Issuer and sold 212,290 shares of Common Stock for an average cost of $1.54 per share. Accordingly, at the end of such 60-day period, Kirlin Securities was a net purchaser of 22,350 shares. Except for these transactions, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     The Investment Banking Warrant is exercisable through July 31, 2000. Approximately 63.3% of each Investment Banking Warrant is exercisable at $.25 per share, 20% is exercisable at $0.375 per share and approximately 16.7% is exercisable at $0.125 per share. The 1995 Offering Warrant is exercisable through December 17, 2000 at an exercise price of $.50 per share. The December 1997 Warrants are exercisable at a price of $5.75 per share through December 18, 2002.

     Each of the Investment Banking Warrant, 1995 Offering Warrant and December 1997 Warrant provide that the Issuer will include the shares underlying the Warrants as part of any registration of securities filed by it.

Item 7. Material to be Filed as Exhibits

     1.  Joint Filing Agreement.

     2.  Form of Investment Banking Warrant (incorporated by reference from
         Exhibit 10.2 of the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1995).

     3.  Form of 1995 Offering Warrant (incorporated by reference from Exhibit
         10.3 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995).

     4.  Form of December 1997 Warrant (incorporated by reference from Exhibit
         10.18 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997).

                                                              Page 9 of 10 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 13, 1999


                                      KIRLIN HOLDING CORP.


                                      By: /s/ Anthony J. Kirincic
                                          ------------------------------
                                          Name:   Anthony J. Kirincic
                                          Title:  President

                                          /s/ Anthony J. Kirincic
                                          -------------------------------
                                          Anthony J. Kirincic

                                          /s/ David O. Lindner
                                          -------------------------------
                                          David O. Lindner